SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

28 April 2023

PRUDENTIAL PLC BUSINESS PERFORMANCE UPDATE

Prudential plc ('Prudential') provides a business performance update for the first quarter ended 31 March 2023.

Performance highlights on a constant1 (and actual) exchange rate basis

●
APE sales2 were up 35 per cent (29 per cent) to $1,559 million driven by increasing cross border traffic from the Chinese Mainland and higher domestic demand in Hong Kong alongside growth in many of our other business units

●
New business profit3 was up 30 per cent (26 per cent) to $743 million. Excluding economic impacts4 new business profit rose 43 per cent (39 per cent)

Financial update

"The strength of our distribution capabilities and the diversification of the business across country, product and channel contributed to our performance in the first quarter. 10 out of the 13 life insurance markets in Asia, as well as Africa, achieved double-digit growth1 in new business profit. A key theme of our growth has been the success of new products as we continue to focus on meeting the diverse needs of our customers.

"APE sales grew significantly when compared with the same period in 2022. Following the removal of the bulk of Covid-19-related restrictions, our agency channel has seen continued momentum with APE sales increasing every quarter since Q2 2022. APE sales through the bancassurance channel reduced (by 4 per cent1) following double-digit growth in the prior year. Total new business profit for the Group grew by 30 per cent1 with new business margin broadly stable at 48 per cent.

"Hong Kong APE sales to both domestic customers and Chinese Mainland visitors grew strongly, with sales to Chinese Mainland visitors restarting following the reopening of the border with Hong Kong. New business profit in Hong Kong increased by 106 per cent1 to $293 million on APE sales of $455 million, up 299 per cent1. As highlighted in our full year 2022 results announcement in March 2023, Hong Kong's new business profit margin in the first quarter of 2023 of 64 per cent reflects a higher proportion of savings products in our sales mix than in the prior period. This effect was partially offset by the impact of lower interest rates at the end of the first quarter compared with the end of 2022.

"CITIC Prudential Life's agency APE sales increased compared with the same period in the prior year1. As expected, APE sales through the bancassurance channel were lower with management placing greater focus on product mix. Total new business profit grew despite an overall fall in APE sales.

"In our businesses based in South-east Asia5, APE sales growth drove increases in new business profit in Indonesia and our Growth markets segment, while both APE sales and new business profit moderated in Singapore and Malaysia reflecting changes in product and channel mix. Our South-east Asia businesses represented 32 per cent of the total new business profit generated in the quarter. Indonesia showed a continuation of the performance seen in the fourth quarter of last year with growth in both agency and bancassurance production1. The Growth markets segment performed well especially in Thailand and in the Philippines. ICICI Prudential Life has continued to deliver growth in the first quarter, with double-digit broad-based growth in APE sales and new business profit. It also announced that it had met its objective of doubling its 2019 new business profit by 2023.

"Eastspring's funds under management increased to $228.6 billion at the end of the first quarter of 2023 from $221.4 billion6 at the end of 2022, with positive inflows from both the internal life businesses and retail third parties, and a net positive contribution from market and other movements in the period. We have however seen further redemptions by M&G plc of $1.7 billion in the period and anticipate a significant proportion of their remaining funds will exit in 2023.

Outlook

"Business momentum, particularly in Hong Kong, has continued to date in the second quarter and we maintain our prudent approach to asset allocation and credit risk. We remain confident that we have the financial resilience, capital strength and capabilities to meet the growing health, protection and savings needs of our customers in Asia and Africa. By doing so, we believe we will deliver on our purpose to help people get the most out of life and also build value for all our stakeholders over the long term."

Anil Wadhwani

Chief Executive Officer

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	Q1 2023 $m		Q1 2022 $m		Change %		Q1 2022 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	Newbusiness profit	APE sales	New business profit	APE sales	New business profit
Total	1,559	743	1,212	591	29%	26%	1,154	571	35%	30%
Total new business margin (%)		48%		49%				49%

Notes

1.
Comparisons are to the first three months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated. All results are presented in US dollars.
2.
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS. Amounts for joint ventures and associates are included on the basis of the Group's proportionate share. It is not representative of revenue recorded in the IFRS financial statements. See note II of the Additional unaudited financial information in Prudential's 2022 Annual Report for further explanation.
3.
New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles. Amounts for joint ventures and associates are included on the basis of the Group's proportionate share. See the EEV basis results in Prudential's 2022 Annual Report for further explanation.
4.
Represents the growth compared with the first quarter of 2022 if new business profit for the first quarter of 2023 had been calculated using economics (including interest rates) as at 31 March 2022.
5.
South-east Asia comprises of our businesses in Asia excluding the Chinese Mainland, Hong Kong, Taiwan and India.
6.
On an actual exchange rate basis.

Contact:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Jennifer Tear	+65 8870 8754	William Elderkin	+44 (0)20 3977 9215
Sonia Tsang	+852 5580 7525	Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Metrics presented

This business performance update provides relevant information on the trading and sales development of the Group in the first quarter of 2023. This update focusses on annual premium equivalent (APE) and new business profit (NBP), which are key metrics used by the Group's management to assess and manage the development and growth of the business. APE sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. NBP is measured in accordance with European Embedded Value (EEV) Principles and reflects the value of future profit streams which are not fully captured in the year of sale under IFRS. Under this methodology, discount rates and other economic assumptions are updated at the end of each reporting period to reflect current interest rates, introducing a degree of volatility into the NBP measure. In addition, the entire NBP amounts within a given reporting period are updated using end of period discount rates. In particular, the first quarter 2023 NBP contained in this announcement is based on interest rates as at 31 March 2023. When published, the half year 2023 results will contain NBP for both the first quarter of 2023 and the second quarter of 2023 based on interest rates as at 30 June 2023. As a result, the amounts for the first quarter of 2023 NBP that will be presented in the half year 2023 results may differ to the amounts included in this announcement.
The presentation of these key metrics is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS Standards. Further information about these metrics including reconciliations of APE sales and EEV shareholders equity for the full year 2022 to the most directly comparable IFRS measures can be found in the Group's 2022 Annual Report.

Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses') plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses') beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to ESG, and statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.
A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:

●
current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the Russia-Ukraine conflict and related or other geopolitical tensions and conflicts), which may also impact policyholder behaviour and reduce product affordability;

●
asset valuation impacts from the transition to a lower carbon economy;

●
derivative instruments not effectively mitigating any exposures;

●
global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment;

●
the longer-term impacts of Covid-19, including macroeconomic impacts on financial market volatility and global economic activity and impacts on sales, claims, assumptions and increased product lapses;

●
the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;

●
given Prudential's designation as an Internationally Active Insurance Group, the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors;

●
the physical, social, morbidity/health and financial impacts of climate change and global health crises, which may impact Prudential's business, investments, operations and its duties owed to customers;

●
legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to ESG reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks);

●
the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential's stakeholders or failing to maintain high standards of corporate governance and responsible business practices);

●
the impact of competition and fast-paced technological change;

●
the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates;

●
the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries;

●
the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group's employees;

●
the availability and effectiveness of reinsurance for Prudential's businesses;

●
the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events;

●
disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform;

●
the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential;

●
the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and

●
the impact of legal and regulatory actions, investigations and disputes.

These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of Prudential's 2022 Annual Report and its Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 23 March 2023.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations.

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of Prudential's 2022 Annual Report and any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Annual Report on Form 20-F.

Cautionary statements
This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OF AMERICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/James Turner

James Turner
Group CFO